

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 14, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. David Wei Tang
Chief Financial Officer
Vimicro International Corporation
15/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191, People's Republic of China

> **Re:** **Vimicro International Corporation**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed May 12, 2010**
> **File No. 001-34225**

Dear Mr. Tang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2009</u>

<u>Item 15. Controls and Procedures, page 88</u>

1. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, [your] disclosure controls and procedures were effective in ensuring that the information required to be disclosed by [you] in the reports that [you] file and furnish under the Exchange Act was recorded, processed,

summarized and reported, within the time periods specified in the SEC's rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

-Consolidated Statement of Operations, page F-3

2.   We note here and on page F-16 that you classified $549,000 of government grant revenue as non-operating income within your consolidated statements of operations for the year ended December 31, 2009. Please explain to us the nature of this grant revenue. Additionally, explain why you classified government grant revenue as non-operating income within your consolidated statements of operations. Cite the accounting literature relied upon and how you applied it to your situation.

Note 2. Summary of Significant Accounting Policies, page F-9

-Revenue Recognition, page F-15

3.   We note from page 6 and throughout the filing that you sell your products to distributors. Please revise your future filings to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions. Provide us with a sample of your proposed disclosure.

4.   We further note your disclosures related to the sales of your surveillance and security products and that these sales arrangements contain multiple-element units of accounting in accordance with Topic 605-25 of the FASB Accounting Standards Codification. We further note that the multiple elements for these arrangements consist of hardware, software, and installation. Please explain to us in more detail the nature of each of the multiple elements within these arrangements and how you considered the guidance in 985-605-25-5 of the FASB Accounting Standards Codification related to how you account for these sales transactions.

5.   Further to the above, we note that you utilize management's best estimate of the selling price (ESP) for each element of these arrangements within the relative selling price method. Please explain to us in more detail the factors that you utilized in estimating the ESP for each element of these arrangements. Refer to the guidance in 605-25 of the FASB Accounting Standards Codification.

Note 20. Subsequent Events, page F-47

6.   We note your disclosures here and throughout the filing related to the establishment of Vimicro Sky-Vision in early fiscal 2010. We further note that you are consolidating this entity even though you do not have any equity interests within the entity. Please tell us in more detail the underlying reasons how you determined that you are the primary beneficiary of this entity and will control Vimicro Sky-Vision. Refer to the guidance in 810 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant